EXHIBIT 99.6

FORM 51-102F3
Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY

Seabridge Gold Inc. 106 Front Street East, Suite 400 Toronto, Ontario M5A 1E1

ITEM 2.	DATE OF MATERIAL CHANGE

June 25, 2009

ITEM 3.	NEWS RELEASE

Issued June 25, 2009 and distributed through the facilities of Marketwire (Canadian Timely Disclosure).

ITEM 4.	SUMMARY OF MATERIAL CHANGE

The Company announced today that it has signed a letter of intent to sell 100% of its interest in the Red Mountain property located in British Columbia, Canada to BonTerra Resources Inc. (TSX-V:BTR) for $7.0 million in cash plus a $5.0 million convertible debenture. The transaction is expected to close at the end of September, 2009. Cash proceeds from this transaction will enable Seabridge to continue advancing KSM and Courageous Lake towards feasibility without share dilution.

The parties have agreed that the terms of the purchase agreement will provide for the transfer of the Red Mountain Property from Seabridge to BTR, in consideration for BTR agreeing to pay Seabridge Cdn$11,950,000, comprised of Cdn$6,950,000 in cash and Cdn$5,000,000 pursuant to the issuance of a secured three year 3% convertible debenture, with interest payments due semi-annually. Seabridge may elect to convert any portion of the principal amount of the convertible debenture into common shares of BTR at a conversion price equal to the offering price of the financing as described below. At maturity, any portion of the convertible debenture not converted into common shares of BTR will be paid in cash.  Repayment of the convertible debenture will be secured against BTR’s interest in the Red Mountain Property.

Closing of the proposed transaction is subject to approval by the TSX Venture Exchange, completion of a financing in an amount necessary to cover the cash consideration of the transaction at a price of not less than Cdn$0.50 per share and receipt by Seabridge of all necessary consents, agreements and waivers of rights of first refusal required to transfer the Red Mountain Property to BTR.

In addition, BTR has agreed to replace the Cdn$1,000,000 reclamation deposit plus accrued interest currently held in trust in favour of the BC Ministry of Mines and Energy or, subject to Seabridge’s agreement, to reimburse Seabridge with respect to the reclamation deposit and to enter into a standard assignment and assumption agreement with respect to the reclamation deposit.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable

ITEM 7.	OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER

Contact: Rudi Fronk
Telephone: (416) 367-9292

ITEM 9.	DATED at Toronto, Ontario, this 25th day of June, 2009

Seabridge Gold Inc.

APPENDIX A

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE Amex: SA	June 25, 2009

Seabridge Gold Agrees to Sell Red Mountain Project for C$12 Million

Toronto, Canada – Seabridge Gold announced today that it has signed a letter of intent to sell 100% of its interest in the Red Mountain property located in British Columbia, Canada to BonTerra Resources Inc. (TSX-V:BTR) for $7.0 million in cash plus a $5.0 million convertible debenture. The transaction is expected to close at the end of September, 2009.

Seabridge President and CEO Rudi Fronk said “BonTerra is in a strong position to take our Red Mountain project forward. They have generated excellent exploration results on contiguous ground which could increase the size of the high-grade Red Mountain project and enhance its economics. We elected to take part of the proceeds of this proposed sale in the form of a convertible debenture so that we can continue to participate in Red Mountain’s potential success.  Cash proceeds from this transaction will enable Seabridge to continue advancing KSM and Courageous Lake towards feasibility without share dilution.”

For additional information on this transaction see www.bonterraresources.com

Seabridge holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Corporation’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Corporation’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Corporation’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Corporation’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2008 and in the Corporation’s Annual Report Form 20-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Corporation’s management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD
“Rudi Fronk”
President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292 ●  Fax: (416) 367-2711
Email:  info@seabridgegold.net

For Seabridge Gold investor relations needs, investors can visit the Seabridge Gold IR Hub at http://www.agoracom.com/ir/seabridge where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to e-mail all questions and correspondence to sea@agoracom.com where they can also request addition to the investor e-mail list to receive all future press releases and updates in real time.